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EDWARD H.P. LAM ♦*		NEW YORK
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PALOMA P. WANG
♦(ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
*(ALSO ADMITTED IN NEW YORK)		BRUSSELS
REGISTERED FOREIGN LAWYER		FRANKFURT
Z. JULIE GAO (CALIFORNIA)		LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
	June 26, 2020	SINGAPORE
TOKYO
TORONTO

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:           iHuman Inc. (CIK No. 0001814423)
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, iHuman Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Information

The Company has included in this submission its audited consolidated financial statements as of December 31, 2018 and 2019 and for the two years ended December 31, 2019. As an emerging growth company, the Company has omitted its financial statements for the year ended December 31, 2017, and has also omitted the selected financial information for 2017 and the years before 2017.

*    *    *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:             Michael Yufeng Chi, Chairman of the Board of Directors, iHuman Inc.

Peng Dai, Director and Chief Executive Officer, iHuman Inc.
Yi Gao, Esq., Partner, Simpson Thacher & Bartlett LLP

King Li, Partner, Ernst & Young Hua Ming LLP